EXHIBIT 77N

FOR RIVERSOURCE SHORT TERM INVESTMENTS SERIES, INC.:

RIVERSOURCE SHORT-TERM CASH FUND

On Sept. 15, 2008, Lehman Brothers Holdings, Inc. (Lehman Brothers) filed a Chapter 11 bankruptcy petition. At that time, the Fund owned $50 million in medium-term commercial paper issued by Lehman Brothers (the Lehman Notes) which, because of the bankruptcy petition, were no longer considered eligible securities under Rule 2a-7 of the Investment Company Act of 1940, as amended. At a meeting of the Fund's Board of Directors (the Board) on Sept. 16, 2008, RiverSource Investments LLC (RiverSource), the Fund's investment manager, informed the Board that RiverSource (and its parent company, Ameriprise Financial, Inc. (Ameriprise)), had committed to immediately purchase $27 million of the Lehman Notes from the Fund and that it stood ready to promptly acquire the remaining $23 million from the Fund in order to maintain the Fund's stable net asset value (NAV) at $1.00 per share.

Based upon the recommendation of RiverSource and other factors, the Board then approved the purchase by Ameriprise of $27 million of the Lehman Notes from the Fund pursuant to Rule 17a-9 of the 1940 Act. The Board further resolved that it was in the best interest of the Fund and its shareholders to retain the balance of the Lehman Notes, but that, subject to the discretion of RiverSource, to the extent the Fund's remaining Lehman Notes were not sold in the open market based on changing market conditions and to the extent necessary to maintain the Fund's stable NAV, Ameriprise be permitted to purchase the remaining Lehman Notes from the Fund. By Sept. 30, 2008, Ameriprise had purchased the remaining balance of Lehman Notes from the Fund.